May 10, 2023

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Karl Hiller, Branch Chief
Re: ACI Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 1, 2023
File No. 00-25346
Ladies and Gentlemen:
The following sets forth the response of ACI Worldwide, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in your letter dated April 26, 2023, with respect to the above-referenced Annual Report on Form 10-K. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following the comment.
Form 10-K for the year ended December 31, 2022
Liquidity and Capital Resources, page 35

1. We note that your discussion and analysis of the $77.1 million operating cash flow decline in 2022 is comprised entirely of the statement "due to the timing of working capital," and we see that you had provided the same explanation for the $94.4 million operating cash flow decline in 2021, in the prior year annual report.

Given the extent of your operating cash flow declines and the exhibited trend, we believe that you would need to provide more informative disclosure, in both qualitative and quantitative terms, of material changes, including offsetting changes, in the underling accounts to comply with Item 303(a) and (b) of Regulation S-K.

For example, provide (i) descriptions of the timing events or circumstances, (ii) specifications of the working capital accounts involved, (iii) explanations of how, and the extent to which, the associated changes have impacted cash flows, (iv) the reasons for changes from the timing circumstances that generally prevail or that had prevailed in the comparative periods, and (v) an assessment of the effects on your liquidity.

Given your disclosure on page 19, stating that you "have revenue-generating transactions concentrated in the final weeks of a quarter," also clarify the extent to which such transactions have occurred and resulted in elevated receivable balances at the end of each period, and describe any material variations in the time required for collections.

Securities and Exchange Commission
May 10, 2023

Please ensure that you have identified all material events, transactions, or uncertainties that are associated with changes in the working capital accounts and operating cash flows, and provided such additional information as necessary to address the indicative value of your reported financial information; i.e. clarify whether you expect to report similar declines in operating cash flows in subsequent periods.

Please refer to Section III.B.3 and 4, and Section IV.B.1 of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (SEC Release Nos. 33-8350; 34-48960; FR-72), for guidance on the discussion and analysis that should be provided to address the concerns referenced above and submit the revisions that you propose to address the disclosures requirements.

Response: Cash flows from operating activities for the year ended December 31, 2020, was a higher-than-average outlier in operating cash flows (driven by the factors described in the next paragraph). The Company’s cash flows from operating activities for the years ended December 31, 2022 and 2021, of $143.4 million and $220.5 million, respectively, were commensurate with cash flows from operating activities of $137.6 million and $183.9 million for the years ended December 31, 2019 and 2018, respectively, with fluctuations year-to-year being due to the timing of working capital and not an exhibited trend of declining operating cash flows.

That higher-than-average balance for the year ended December 31, 2020 of $314.9 million, was primarily due to higher cash collections from customers because of the billing events for previously contracted license, maintenance, and services; lower employee compensation and accounts payable payments due to cost cutting measures implemented by the Company at the beginning of the COVID pandemic; and deferred payroll tax payments allowed for under the Coronavirus, Aid, Relief, and Economic Security Act. Even though the Company signed fewer new license contracts during 2020 as a result of the COVID pandemic, we continued to invoice and collect licenses fees for contracts signed prior to 2020. The impact of this was lower license revenue and correlating operating income in 2020 while continuing to experience a steady cash inflow from license contracts signed in prior years and invoiced and collected on a periodic installment basis.

We respectively inform the SEC that we will include the following expanded disclosure regarding operating cash flows for the year ended December 31, 2022, in our Form 10-K for the year ending December 31, 2023, as underlined below:

The primary source of operating cash flows is cash collections from our customers for purchase and renewal of licensed software products and various services including software and platform as a service, maintenance, and other professional services. Our primary uses of operating cash flows include employee expenditures, taxes, interest payments, and leased facilities.

Cash flows provided by operating activities of $143.4 million were $77.1 million lower for the year ended December 31, 2022, compared to $220.5 million for the same period in 2021. Operating cash flows decreased primarily due to $88.4 million less in customer receipt collections because of higher receivables balance at year-end due to timing of billing events and $8.5 million more in interest payments due to higher interest rates, partially offset by a $5.6 million decrease in lease payments due to rationalizing our office space, and timing of other working capital items.

Securities and Exchange Commission
May 10, 2023

Our cash flow from operating activities can fluctuate from period to period due to several factors, including: the timing of billings, which are typically higher in the third and fourth quarters in conjunction with sales timing and are variable based upon license renewal timing; collections, which will lag the quarters with higher billings; amounts of interest due to interest rate fluctuations and semi-annual Senior Notes interest payments; income tax and other payments; and our operating results.

Similar expanded disclosure has been included in our Form 10-Q for the quarter-ended March 31, 2023, as filed on May 4, 2023.

*    *    *    *
We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 402-778-2177.
Thank you in advance for your cooperation in these matters.
Very truly yours,
/s/ Scott W. Behrens
Scott W. Behrens
Executive Vice President, Chief Financial Officer, and Chief Accounting Officer
Enclosures
cc: Thomas W. Warsop, III, ACI Worldwide, Inc.
Dennis P. Byrnes, ACI Worldwide, Inc.